
Mail Stop 3720

July 21, 2016

Ross G. Landsbaum
Chief Financial Officer
ReachLocal Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367

> **Re: ReachLocal Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **Form 8-K**
> **Filed May 3, 2016**
> **File No. 001-34749**

Dear Mr. Landsbaum:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 3, 2016

Exhibit 99.1

1. Your presentation of Adjusted EBITDA in the title of your earnings release is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

2. Your presentation of a full non-GAAP income statement is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney at 202-551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications